Exhibit 99.4

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		MR ANDREW KENNETH HASTE

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	N/A		N/A

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	N/A		1) GRANT OF SAVE AS YOU EARN SHARE OPTIONS 2) GRANT OF EXECUTIVE SHARE OPTIONS

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	N/A		N/A		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	N/A		N/A		N/A		N/A

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification
	N/A				N/A

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable
	OPTIONS GRANTED ON 16 OCTOBER 2003		1) 1 DECEMBER 2008 – 31 MAY 2009 2) 16 OCTOBER 2006 – 15 OCTOBER 2013

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number
	N/A		1) 5,917 ORDINARY SHARES OF 27.5p EACH 2) 1,298,701 ORDINARY SHARES OF 27.5p EACH

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
	1) £0.75 2) £0.924		3,770,371 ORDINARY SHARES OF 27.5p EACH

23.	Any additional information	24.	Name of contact and telephone number for queries
	THE GRANT OF EXECUTIVE SHARE OPTIONS HAS BEEN MADE AS PREVIOUSLY DISCLOSED IN THE ANNUAL REPORT & ACCOUNTS 2002		GILL ROBERTS 020 7569 4032

25.	Name and signature of authorised company official responsible for making this notification
	JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

	Date of notification 17 OCTOBER 2003